UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-40493

ATAI BECKLEY N.V.
(Exact name of registrant as specified in its charter)

Prof. J.H. Bavincklaan 7
1183 AT Amstelveen
The Netherlands
+49 89 2153 9035
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common shares, par value €0.10 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common shares, par value €0.10 per share: 0

Explanatory Note:  On December 30, 2025, Atai Beckley N.V. merged with and into atai Life Sciences Luxembourg S.A. (the “Surviving Company”), with the Surviving Company surviving the merger and thereafter converting into a Delaware corporation (the “Delaware Conversion”). At the effective time of the Delaware Conversion, the Surviving Company changed its name to AtaiBeckley Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, AtaiBeckley Inc. (formerly atai Life Sciences Luxembourg S.A.), as successor by merger to Atai Beckley N.V., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ATAIBECKLEY INC. (as successor by merger to Atai Beckley N.V.)

Date: December 30, 2025	By:	/s/ Ryan Barrett
Ryan Barrett
Chief Legal and Business Officer